# Sam's Seafood Holdings limited

## (ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia

Postal Address: PO Box 393 Hamilton, Qld 4007, Australia

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au



05/09/2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

82-34648

**RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34649**

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 05 September 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 9/16

# Appendix 4E
# Preliminary final report
# Results For Announcement To The Market

**Name of entity**

Sam's Seafood Holdings Limited

ABN 45 098 448 269

For The Period Ended 30 June 2003

| | | | | $A'000 |
|---|---|---|---|---|
| Revenues from ordinary activities | up | 64% | to | 55,847 |
| Profit (loss) from ordinary activities after tax attributable to members | up | 68% | to | 2,882 |
| Net profit (loss) for the period attributable to members | up | 68% | to | 2,882 |

| **Dividends (distributions)** | Amount per security | Franked amount per security |
|---|---|---|
| Final dividend | 3.5¢ | 3.5¢ |
| Previous corresponding period | 3.0¢ | 3.0¢ |

| | |
|---|---|
| +Record date for determining entitlements to the dividend. | 21 October 2003 |

# SAM'S SEAFOOD, ANOTHER HEALTHY RESULT – UP 60%

## Results—Dividend

The Sam's Seafood Group has announced a significant increase in sales and net profit for the year concluded 30 June 2003 – as compared to the previous year.

Sales were $55.85 m, up 64% on last year's result.
Net Profit after tax was $2.88m, an increase of 68% over the previous year

The Board is pleased to announce a final dividend of 3.5 c per share to be paid in November 2003. This will bring the total dividend paid for the year to 7.0 c per share.

The results for the Group's various operations were extremely pleasing, particularly in light of the need to incorporate the newly acquired businesses into the Group. The Lifestyles Division showed a loss of $500,000. This was mainly attributable to the brand building and seeding of the new business opportunities for Sam' Seafood. New management, in the form of management rights, has been introduced from 1 July 2003 with early indications being very positive.

## Activities For The Year

### Acquisition Of Gladstone Fresh In October 2002

Originally, Gladstone Fresh was a fish trade operation with limited local distribution. The expanded premises, an initiative since acquisition, will include a new retail division overlooking the harbour.

### Cold Storage And Seafood Processing Factory In November 2002

A new operational base was established in Brisbane with the most modern inclusions, designed to cater for future growth of the business. The former Redcliffe-based distribution business was closed with the operations absorbed into Brisbane head office. This strategy ensured a reduction in maintenance costs while capitalising on existing company infrastructure.

### Established UK Office

The first overseas office for Sam's Seafood was established in December 2002, this venture's objective was to co- ordinate seafood sales into the UK and greater Europe.

### Acquisition Of Oceanfresh In February 2003

This Brisbane-based business was largely concerned with supermarket and restaurant processing and distribution. The original premises will soon be liquidated as the business has

**Successful Raising Of $8.8m In Preference Converting Notes In June 2003**

With the Company's continued expansion, came the need for support funding which was readily forthcoming. The 8% notes proved very popular to Superannuation Funds and other investment vehicles.

**New Management For Sam's On Sutton's In July 2003**

In order to allow concentration on our core business, the Redcliffe-based restaurant and convention centre was placed under a Management Rights operation. Sam's still controls the business and premises but have handed the everyday management to an experienced and accredited partnership—who are already showing extremely encouraging results.

**Current Year**

**Plans Announced To Date**

Offer to purchase market competitor, Seaborn Seafood.

Announced share purchase offer for Global Seafood—subsequently withdrawn after GSF announced losses estimated at $7m.

New York office opens, for the purpose of servicing the lucrative US market.

First management rights for delivery vehicles due to commence.

Management rights are planned to commence in October 2003 for the Sunshine Coast branch.

Plan to upgrade our American Depository Receipt (ADR) program to a NASDAQ Listed Level II during the first six months of current financial year.

**The Future**

Based on the results to June 2003, the Board is confident in achieving 50% and 30% growth in both revenue and net profit respectively for the year to June 2004. Similar to last year, a portion of the Company's profit is anticipated to continue to emanate from the development and later, sale and lease back of properties acquired with primary businesses.

Sam's will continue to implement it's strategic plan and acquire further seafood enterprises. A move to capitalise upon the domestic Australian market is projected by establishing markets and distribution centres interstate. The Company is also planning an expansion into further forms of retail businesses—plans of which will be released later in the year.

The export division is viewed by the Board as one with tremendous future potential. With the aid of our global network including two centrally-located overseas offices (in London and New York) the Company will continue to strengthen and consolidate its sales and contribution from these export opportunities.

## Table—Summarised Results

| | Year 2002 ($A'000) | Year 2003 ($A'000) |
|---|---|---|
| Revenue | 33,958 | 55,847 |
| EBIT | 2,800 | 4,413 |
| NPAT | 1,720 | 2,882 |
| EPS | 7.4 cents | 12.1 cents |
| Dividend per share | 6 cents | 7 cents |

Grahame Denovan
Chairman
Sam's Seafood Holdings Limited

## Condensed consolidated statement of financial performance

| | Year Ended 30 June 2003 ($A'000) | Year Ended 30 June 2002 ($A'000) |
|---|---|---|
| Revenues from ordinary activities | 55,847 | 33,958 |
| Expenses from ordinary activities | 50,552 | 30,755 |
| Borrowing costs | 882 | 403 |
| **Profit (loss) from ordinary activities before tax** | **4,413** | **2,800** |
| Income tax on ordinary activities | 1,531 | 1,080 |
| **Profit (loss) from ordinary activities after tax** | **2,882** | **1,720** |
| **Net profit (loss)** | **2,882** | **1,720** |
| **Net profit (loss) for the period attributable to Sam's Seafood members** | **2,882** | **1,720** |

| Earnings per security (EPS) | Year Ended 30 June 2003 | Year Ended 30 June 2002 |
|---|---|---|
| Basic EPS | 12.1 cents | 7.4 cents |
| Diluted EPS | 12.1 cents | 7.4 cents |

### Notes to the condensed consolidated statement of financial performance

## Profit (loss) from ordinary activities attributable to members

| | Year Ended 30 June 2003 ($A'000) | Year Ended 30 June 2002 ($A'000) |
|---|---|---|
| Profit (loss) from ordinary activities after tax | 2,882 | 1,720 |
| **Profit (loss) from ordinary activities after tax, attributable to members** | **2,882** | **1,720** |

## Revenue and expenses from ordinary activities

| | Year Ended 30 June 2003 ($A'000) | Year Ended 30 June 2002 ($A'000) |
|---|---|---|
| Revenue from sales or services | 55,550 | 33,799 |
| Interest revenue | 77 | 117 |
| Other relevant revenue | 220 | 42 |

| | | |
|---|---|---|
| Details of relevant expenses | | |
| - Cost of Good Sold | 37,006 | 23,541 |
| - Goodwill Amortisation | 941 | 850 |
| - Employee Benefits | 7,537 | 3,855 |
| - Borrowing Costs | 882 | 403 |
| - Depreciation | 814 | 452 |
| - Others | 4,254 | 2,058 |
| | ---------- | ---------- |
| | 51,434 | 31,159 |
| | ====== | ====== |
| **Capitalised outlays**<br>Outlays capitalised in intangibles (unless arising from an +acquisition of a business) | - | - |

## Consolidated retained profits

| | Year Ended 30 June 2003 ($A'000) | Year Ended 30 June 2002 ($A'000) |
|---|---|---|
| Retained profits (accumulated losses) at the beginning of the financial period | 1,025 | - |
| Net profit (loss) attributable to members | 2,882 | 1,720 |
| Net transfers from (to) reserves | - | - |
| Net effect of changes in accounting policies | - | - |
| Dividends and other equity distributions paid or payable | (1,538) | (695) |
| **Retained profits (accumulated losses) at end of financial period** | **2,369** | **1,025** |

## Intangible and extraordinary items

| | *Consolidated – 30 June 2003* | | | |
|---|---|---|---|---|
| | Before tax $A'000 (a) | Related tax $A'000 (b) | Related outside +equity interests $A'000 (c) | Amount (after tax) attributable to members $A'000 (d) |
| Amortisation of goodwill | 888 | - | - | 888 |
| Amortisation of other intangibles | 53 | - | - | 53 |
| **Total amortisation of intangibles** | **941** | **-** | **-** | **941** |

| Condensed consolidated statement of financial position | As At 30 June 2003 ($A'000) | As At 30 June 2002 ($A'000) |
|---|---|---|
| **Current assets** | | |
| Cash | 5,322 | 471 |
| Receivables | 4,475 | 2,441 |
| Inventories | 12,410 | 6,542 |
| Tax assets | - | - |
| Other (provide details if material) | 244 | 140 |
| **Total current assets** | **22,451** | **9,594** |
| **Non-current assets** | | |
| Other investments | - | 17 |
| Other property, plant and equipment (net) | 16,425 | 7,558 |
| Intangibles (net) | 17,060 | 17,152 |
| Other (provide details if material) | 206 | 36 |
| **Total non-current assets** | **33,691** | **24,763** |
| **Total assets** | **56,142** | **34,357** |
| **Current liabilities** | | |
| Payables | 4,392 | 4,587 |
| Interest bearing liabilities | 2,569 | 3,385 |
| Tax liabilities | 1,667 | 1,115 |
| Provisions exc. tax liabilities | 1,133 | 862 |
| Other (provide details if material) | - | - |
| **Total current liabilities** | **9,761** | **9,949** |
| **Non-current liabilities** | | |
| Payables | - | - |
| Interest bearing liabilities | 14,802 | 4,652 |
| Tax liabilities | - | - |
| Provisions exc. tax liabilities | 50 | 59 |
| Other (provide details if material) | - | - |
| **Total non-current liabilities** | **14,852** | **4,711** |
| **Total liabilities** | **24,613** | **14,660** |
| **Net assets** | **31,529** | **19,697** |
| **Equity** | | |
| Capital/contributed equity | 29,160 | 18,672 |
| Reserves | - | - |
| Retained profits (accumulated losses) | 2,369 | 1,025 |
| **Equity attributable to members Sam's Seafood Holdings Limited** | **31,529** | **19,697** |

## Condensed consolidated statement of cash flows

| | Year Ended 30 June 2003 ($A'000) | Year Ended 30 June 2002 ($A'000) |
|---|---|---|
| **Cash flows related to operating activities** | | |
| Receipts from customers | 58,337 | 32,949 |
| Payments to suppliers and employees | (59,919) | (34,446) |
| Dividends received from associates | - | - |
| Other dividends received | - | - |
| Interest and other items of similar nature received | 77 | 27 |
| Interest and other costs of finance paid | - | - |
| Income taxes paid | (1,115) | - |
| Other (provide details if material) | 517 | 327 |
| **Net operating cash flows** | **(2,103)** | **(1,143)** |
| **Cash flows related to investing activities** | | |
| Payment for purchases of property, plant and equipment | (8,479) | (1,890) |
| Proceeds from sale of property, plant and equipment | 2,030 | 14 |
| Payment for stamp duty | (1,066) | - |
| Payment for Intangible Assets | (796) | - |
| Loans to related entities | (957) | (635) |
| Loans repaid by other entities | - | - |
| Other (provide details if material) | - | - |
| **Net investing cash flows** | **(9,268)** | **(2,511)** |
| **Cash flows related to financing activities** | | |
| Proceeds from issues of +securities (shares, options, etc.) | 9,879 | 3,000 |
| Cost of Capital Raising | (625) | (512) |
| Proceeds from borrowings | 11,578 | 1,785 |
| Repayment of borrowings | (3,077) | (653) |
| Dividends paid | (165) | - |
| Other (provide details if material) | - | - |
| **Net financing cash flows** | **17,590** | **3,620** |
| **Net increase (decrease) in cash held** | **6,219** | **(34)** |
| Cash at beginning of period *(see Reconciliation of cash)* | (897) | (863) |
| **Cash at end of period** *(see Reconciliation of cash)* | **5,321** | **(897)** |

## Reconciliation of cash

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Year Ended 30 June 2003 ($A'000) | Year Ended 30 June 2002 ($A'000) |
|---|---|---|
| Cash on hand and at bank | 5,321 | 471 |
| Deposits at call | - | - |
| Bank overdraft | - | (1,368) |
| Other (provide details) | - | - |
| **Total cash at end of period** | **5,321** | **(897)** |

## Other notes to the condensed financial statements

| **Ratios** | Year Ended 30 June 2003 | Year Ended 30 June 2002 |
|---|---|---|
| **Profit before tax / revenue**<br>Consolidated profit (loss) from ordinary activities before tax as a percentage of revenue | 7.9% | 8.3% |
| **Profit after tax / +equity interests**<br>Consolidated net profit (loss) from ordinary activities after tax attributable to members as a percentage of equity (similarly attributable) at the end of the period | 9.1% | 8.7% |

## Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Weighted Average Number of Shares = 1/365 * 23,171,101+128/365 * 23,443,999 + 7/365 * 23,608,934 + 48/365 * 23,858,934 = 23,706,742

Basic Earning Per Share = $2,882,239 / 23,706,742 = 12.15 cents per share

| **NTA backing** | Year Ended 30 June 2003 | Year Ended 30 June 2002 |
|---|---|---|
| Net tangible asset backing per +ordinary security | 60.65 cents per share | 10.97cents per share |

**Dividends**

| | |
|---|---|
| Date the final dividend is payable | 15 November 2003 |

| | |
|---|---|
| +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved) | 21 October 2003 |
| If it is a final dividend, has it been declared? | Yes |

## Amount per security

| | | Amount per security | Franked amount per security at % tax (see note 4) | Amount per security of foreign source dividend |
|---|---|---|---|---|
| **Final dividend:** | Current year | 3.5¢ | 3.5 ¢ | ¢ |
| | Previous year | 3¢ | 3¢ | ¢ |

## Total dividend Per Share For The Year

| | **Year Ended 30 June 2003** | **Year Ended 30 June 2002** |
|---|---|---|
| +Ordinary securities | 7¢ | 6¢ |
| Preference +securities | ¢ | ¢ |

## Preliminary final report - final dividend (distribution) on all securities

| | **Year Ended 30 June 2003** | **Year Ended 30 June 2003** |
|---|---|---|
| +Ordinary securities *(each class separately)* | 23,858,934 | 23,173,101 |
| Preference +securities *(each class separately)* | 2,207,350 | - |
| **Total** | **26,066,284** | **23,173,101** |

The +dividend or distribution plans shown below are in operation.

| |
|---|
| Dividend Reinvestment Plan |

| | |
|---|---|
| The last date(s) for receipt of election notices for the +dividend or distribution plans | 17 October 2003 |

## Issued and quoted securities at end of current period

*(Description must include rate of interest and any redemption or conversion rights together with prices and dates)*

| Category of +securities | Total number | Number quoted | Issue price per security (cents) | Amount paid up per security (cents) |
|---|---|---|---|---|
| **Preference +securities** *(description)* | 2,207,350 | 2,207,350 | 400 | 400 |
| Changes during current period<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buybacks, redemptions | (a) 2,207,350 | 2,207,350 | 400 | 400 |
| **+Ordinary securities** | **23,858,934** | **23,858,934** | | |
| Changes during current period<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buybacks | (a) (1) 270,898<br>(2) 250,000<br>(3) 164,935 | 270,898<br>250,000<br>164,935 | 229<br>420<br>373 | 229<br>420<br>373 |
| **+Convertible debt securities** *(description and conversion factor)* | | | | |
| Changes during current period<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | | | | |
| **Options** *(description and conversion factor)* | | | *Exercise price* | *Expiry date (if any)* |
| Issued during current period | | | | |
| Exercised during current period | | | | |
| Expired during current period | | | | |
| **Debentures** *(description)* | | | | |
| Changes during current period<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | | | | |
| **Unsecured notes** *(description)* | | | | |
| Changes during current period<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | | | | |

## Segment reporting

Refer to Attachment A

## Matters Subsequent To The End Of The Financial Year

1) On 1 July 2003, Sam's Seafood Lifestyles Pty Ltd, a wholly owned subsidiary of Sam's Seafood Holdings Limited, entered into a Management Rights Agreement to appoint a new management team to operate it flagship retail presence at Redcliffe, Sam's on Suttons.

2) On 2 July 2003, 209,086 new shares were issued on 2/72003 as part of the Dividend Reinvestment Plan.

3) On 4 July 2003, Sam's Seafood Properties Limited, a wholly owned subsidiary of Sam's Seafood Holdings Limited, completed the property acquisition at 172 Laravack Avenue, Eagle Farm Brisbane for a cash consideration of $2.8m (refer to the previous ASX announcement.

4) On 15 July 2003, Sam's Seafood Hamilton Limited, a wholly owned subsidiary of Sam's Seafood Holdings Limited, announced its intention to acquire a significant seafood distribution based in Brisbane. This transaction has subsequently become unconditional and the settlement date has been set on 1 November 2003.

## Franking Credit Available And Prospects For Paying Fully Or Partly Franked Dividends For At Least The Next Year

There should be sufficient franking credits available for the company to continue to pay fully franked dividends for at least the next year.

## Annual meeting

The annual meeting will be held as follows:

| | |
|---|---|
| Place | Sam's on Suttons, Marine Parade, Redcliffe, Queensland, Australia |
| Date | 26 November 2003 |
| Time | 9:00 am |
| Approximate date the +annual report will be available | 22 October 2003 |

## Compliance statement

This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views and the Corporations Act 2001.

This report is based upon accounts which are in the process of being audited.

Sign here: ............................................................ Date: 5 September 2003
(Company Secretary)

# Attachment A

## Segment Reporting

### (a) Business Segments

The Economic Entity has the following reportable segments.

**Seafood Sales and Distribution Operations**

Commercial fishing, seafood processing, exporting, retailing, wholesaling and distribution of seafood, small goods and associated products, cold store operation.

**Restaurant and Catering Segment**

Restaurant, catering and conference centre operations offered by Sam's on Suttons, in Redcliffe, Queensland.

### (b) Geographical Segments

The Economic Entity's divisions operate in two main geographical segments.

**Australia**

The main operating activities of the entity , producing assets and sales are within Australia in the first half of the financial year.

**United Kingdom**

A sales and marketing entity called Sam's Australia Limited, was established in December 2002 and this entity had contributed sales revenue to the group in the second half of the current financial year.

## Segment accounting policies

Segment accounting policies are the same as the Economic Entity's policies.

## SEGMENT REPORTING (Continued)

### Primary Reporting – Business Segments

| | Seafood Sales and Distribution | | Restaurant and Catering | | Inter-segment eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 2003 $000 | 2002 $000 | 2003 $000 | 2002 $000 | 2003 $000 | 2002 $000 | 2003 $000 | 2002 $000 |
| Total segment revenue | 53,229 | 33,958 | 3,072 | N/A | (454) | N/A | 55,847 | 33,958 |
| Segment result | 3,404 | 1,720 | (522) | N/A | - | N/A | 2,882 | 1,720 |
| Unallocated revenue less unallocated expenses | | | | | | | - | - |
| Profit from ordinary activities before income tax expense | | | | | | | 4,412 | 2,799 |